Flying Eagle Acquisition Corp.

2121 Avenue of the Stars, Suite 2300

Los Angeles, CA 90067

December 1, 2020

VIA EDGAR

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flying Eagle Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed November 30, 2020

File No. 333-248638

Ladies and Gentlemen:

Flying Eagle Acquisition Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of its acceleration request, which was filed on November 30, 2020 pursuant to Rule 461 of the Securities Act of 1933, as amended, requesting effectiveness of the above-captioned Registration Statement on Form S-4, as amended, at 10:00 a.m., prevailing Eastern Time, on December 2, 2020, or as soon as practicable thereafter.

Following such withdrawal, the Company plans to submit a new acceleration request.

[Signature Page Follows]

Sincerely,

By:	/s/ Eli Baker
Name: Eli Baker
Title: President, Chief Financial Officer and Secretary

cc: Joel Rubinstein, White & Case LLP